SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2002

____________________

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

(Translation of registrant’s name into English)

Gustav Mahlerlaan 10, 1082 PP Amsterdam,
The Netherlands

(Address of principal executive offices)

____________________

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      ☒               Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes     ☐               No     ☒

                Schedule of Information Contained in this Report:

                1.  The English language press release of ABN AMRO Holding N.V. announcing the United States Wholesale Clients Strategic Business Unit restructuring, dated March 25, 2002.

                The Information contained in this Report is incorporated by reference into Registration Statement Nos. 333-49198, 333-84044 and 333-81400.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO Holding N.V.

Date: March 28, 2002	By:	/s/ S.A. Lires Rial
Name: S.A. Lires Rial
Title: Member of the Managing Board

By:	/s/ H. Duijn
Name: H. Duijn
Title: Secretary to the Managing Board

ABN AMRO Bank N.V.

Date: March 28, 2002	By:	/s/ J.C.L. Kuiper
Name: J.C.L. Kuiper
Title: Member of the Managing Board

By:	/s/ H. Duijn
Name: H. Duijn
Title: Secretary to the Managing Board